May 10, 2007

Marius Silvasan
CEO and Chairman of the Board
Teleplus World, Corp.

Re: Resignation as Director and Chief Operating Officer

Dear Marius,

Effective today, I resign as Chief Operating Officer and Director of Teleplus World, Corp. ("TelePlus World") for personal health reasons. I will remain in my current position of President for the Company's telecom subsidiary, TelePlus Connect, Corp.

Sincerely,

Tom Davis